UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On May 11, 2026, Alpha Tau Medical Ltd. (the “Company”) announced positive interim results from its U.S. Alpha DaRT trial for patients with recurrent glioblastoma (GBM), known as the REGAIN (Recurrent Glioblastoma Alpha-DaRT Intratumoral Therapy) trial. In accordance with the FDA's request for an interim safety analysis prior to expanding the scope of the IDE, results were analyzed after three patients were treated in the trial, with one patient treated in each of December 2025, February 2026 and March 2026. As of the cutoff date of May 3, 2026, as measured via regular MRI scans and defined by Response Assessment in Neuro-Oncology (RANO) criteria, the first two patients demonstrated a continued complete response, signifying the total disappearance of all enhancing tumor lesions, and the third patient demonstrated stable disease with a 30% decrease in tumor dimension, reflecting 100% local disease control and a 67% complete response rate across the initial patient cohort. Only one grade 3 serious adverse event (SAE) was observed as of the cutoff date, which resolved with the administration of steroids, and no unanticipated SAEs have been observed. As of the cutoff date, no patients have shown any local or distant recurrence, or any residual symptoms from the procedure, and the patient recovered from the one SAE.

On May 11, 2026, the Company issued a press release announcing the foregoing interim results titled “Alpha Tau Announces Groundbreaking Interim Results from its U.S. Alpha DaRT® Recurrent Glioblastoma Trial”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as set forth below or as shall be expressly set forth by specific reference in such a filing.

The information included in this Report on Form 6-K under the heading “Contents” is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-264306, 333-274457, 333-288240 and 333-295359) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733, 333-285745, and 333-294151), except for Exhibit 99.1 hereto, which shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled “Alpha Tau Announces Groundbreaking Interim Results from its U.S. Alpha DaRT® Recurrent Glioblastoma Trial” dated May 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: May 11, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

3